Exhibit 4.1

Extract of the Minutes of the Board of Directors Meeting of April 2, 2003

Variable Bonus of the Chairman of France Telecom for the Fourth Quarter of 2002

Mr. Roulet reminded the board that, pursuant to the deliberation of the board of directors on October 28, 2002, the variable compensation of the Chairman is calculated using the indicators and objectives of the members of the Executive Committee (EBITDA and operational free cash flow of the Group). The target (50%) set by the board of directors on October 28, 2002, is €14.164 billion for EBITDA and €4.878 billion for free cash flow.

Due to a very strong mobilization in the fourth quarter of 2002, the financial results of the Group showed that the two indicators mentioned above far exceeded the targets (€14.853 billion for EBITDA and €7.457 billion for free cash flow) which grant the members of the Executive Committee the maximum bonus on the elasticity curve, or 61% of the fixed compensation, exceeding the contractual target of 50%. According to these conditions, the Compensation, Selection and Organization Committee proposed an identical compensation package for the Chairman of France Telecom, or to allocate to him a variable compensation of 61% of his fixed compensation, greatly exceeding the target of 50%, corresponding to a sum of €137,250 in the fourth quarter of 2002.

Ms. Brisson-Autret considered that for non-management employees, the objectives are generally set at such a level that it is difficult for them to obtain the maximum variable bonus.

Mr. Gaveau considered that indicators other than EBITDA or the operational free cash flow should be taken into account.

Thierry Breton invited the members of the board to vote on Mr. Roulet’s proposal.

After deliberating, the board adopted, by consent of a majority of its members, the variable bonus of the Chairman of France Telecom for the fourth quarter of 2002. Mr. Bonneau, Mr. Desrayaud and Mr. Dupuy abstained. Mr. Baron, Ms. Biot, Ms. Brisson-Autret and Mr. Gaveau voted against the proposal and Mr. Thierry Breton did not participate in the vote.

Extract of the Minutes of the Board of Directors Meeting of July 28, 2003

Variable Compensation of the Chairman for the First Six Months of 2003

Report of the Compensation, Selection and Organization Committee

The Chairman invited Mr. Roulet, Chairman of the Compensation, Selection and Organization Committee, to report on the last meeting of the Committee.

Mr. Roulet indicated that the Compensation, Selection and Organization Committee met on July 25, 2003, first, to determine the variable compensation of the Chairman, which corresponds to the Group component of the variable compensation of the members of the Executive Committee for the first six months of 2003 and, second, to propose to the board a modification of the indicators used to set the variable compensation of the Chairman, which corresponds to the Group component of the variable compensation of the members of the Executive Committee, for the second six months of 2003.

Mr. Roulet reminded the board that, for the first six months of 2003, the variable compensation of the Chairman, like the Group component of the variable compensation of the members of the Executive Committee, is linked to the results of the TOP indicator (Operating income before depreciation and amortization – CAPEX + working capital improvement).

The results of the first six months of 2003, which were recently presented to the board, lead, pursuant to the definite elasticity curve (variation from 0 to 1.33), to a proposal to set the variable compensation of the Chairman for the first six months of 2003 at 1.33 x 50% of his fixed compensation, or €300,000.

For the second six months of 2003, taking into account the results of the first six months, it seemed desirable to the members of the Compensation, Selection and Organization Committee to put an emphasis on France Telecom’s growth and operating income, since it appears that France Telecom is returning, as of the present moment, to the normal cycle of a company which is taking measures to free-up its investment resources and to set performance objectives in the short- and medium-terms.

After reflection within the Committee, it was proposed to the board of directors to determine the variable compensation of the Chairman, like the Group component of the variable compensation of the members of the Executive Committee, on the basis of three indicators:

■	gross revenues, accounting for 35%;

■	operating income, accounting for 30%; and

■	the TOP indicator (Operating income before depreciation and amortization – CAPEX + working capital improvement), accounting for 35%.

Point 1 of the elasticity curve corresponds to the budgetary objectives of the second six months of 2003 in terms of gross revenues, operating income, operating income before depreciation and amortization, CAPEX and variation in the working capital of operations. The maximum of the elasticity curve (1.33) corresponds to the budget + 10%. Point 0 is attained when the result is equal to the budget – 10%. The elasticity curve applies separately to each of the three indicators.

In concluding his proposal, Mr. Roulet proposed that the board adopt these indicators that are, certainly, more ambitious and more difficult to achieve, but which form a part of the company’s vision of progress.

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